SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January, 2008

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation had changed the date and time to hold conference calls (once in Korean and the other in English) from January 31, 2008 (Thursday) to February 1, 2008 (Friday) to discuss its unaudited financial results for the fiscal year ended December 31, 2007. The call-in details for the conference calls are as follows;

Conference Call Conducted in Korean

Time: 16:00 ~ 17:00 (Seoul Time)

From Korea: 1544-3355 or 02-6677-3355

From Overseas: 82-2-6677-3355 or 82-31-361-9005

Pass Code: 8128

Conference Call Conducted in English

Time: 17:30 ~ 18:30 (Seoul Time)

From Korea: 1544-3355 or 02-6677-3355

From Overseas: 82-2-6677-3355 or 82-31-361-9005

Pass Code: 8128

Instant Playback Call-in Number

From Korea: 1544-3358 or 02-6677-3358

From Overseas: 82-2-6677-3358 or 82-31-688-0111

Pass Code for Playback Recorded in Korean: 8181

Pass Code for Playback Recorded in English: 8128

Incorporation by reference is made to KEPCO’s Form 6-K filed with the U.S. Securities and Exchange Commission on January 28, 2008, which is available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	Director Finance Team

Date: January 31, 2008